September 19, 2024

Robert I. Kauffman
Chief Executive Officer
Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

       Re: Aldel Financial II Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 9, 2024
           CIK No. 0002031561
Dear Robert I. Kauffman:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 29, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 9, 2024
Cover Page

1. We note your revised disclosure that you "expect that [y]our company will generally have priority over any other special purpose acquisition companies subsequently formed by
       [y]our sponsor or directors (if any) with respect to acquisition opportunities until
       [you] complete [y]our initial business combination or enter into a contractual agreement that would restrict [y]our ability to engage in material discussions regarding a potential initial business combination." Please expand on your statement to address special purpose acquisition companies affiliated with your officers. Additionally, please explain why you expect this company to have priority with respect to such acquisition opportunities. To the extent your sponsors, officers and/or directors are committing themselves to allocate
 September 19, 2024
Page 2

       opportunities to acquire targets in this way, please revise your disclosure to clarify it is a formal commitment rather than your expectation. Finally, please explain why this priority will only exist "generally" and discuss any exceptions or limitations. Risk Factors
Risks Relating to our Management Team
Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes..., page 69

2. We note your revised disclosure in response to previous comment 12 that "there is no such material litigation, arbitration or governmental proceeding currently pending against any members of our management team and affiliated companies." Please revise to disclose if you are aware of any such civil disputes or government investigations to the extent material, regardless of whether they are currently pending or if they have been resolved or completed.
Dilution, page 92

3. We refer to our previous comment 15. Please explain your basis for also adding back the payable for the deferred offering costs. In this regard, please tell us when and how these will be paid.
Principal Shareholders, page 143

4. We note your response to previous comment 19. Please clarify how you calculated 98.6%
       for the total Class B shares owned by all officers, directors and director nominees as a group prior to the offering based on the amounts shown above in the table.
Sponsor Ownership, page 144

5. We note your revised disclosure in response to previous comment 20 that none of the non-
       managing sponsor investors, nor any other persons, have direct or indirect material interests in the sponsor. Elsewhere, you note that "[t]he non-managing sponsor investors have indicated an interest to purchase, indirectly through the purchase of membership interests of our sponsor, an aggregate of 345,000 private units (or 375,280 private units if
       the underwriters    over-allotment option is exercised in full) at a
price of $10.00 per unit
       ($3,450,000 in the aggregate, or $3,752,800 if the underwriters over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering" (emphasis added). Please explain why the non-managing sponsor investors will not have a material interest in the sponsor if they will purchase membership interests in the sponsor.
 September 19, 2024
Page 3

       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Giovanni Caruso, Esq.